                                                                     EXHIBIT 2.2
July 22, 1998
                                                      11878-340


BY FACSIMILE


ElderTrust Operating Limited Partnership
c/o Edward B. Romanov, Jr.
ElderTrust
101 East State Street
Suite 100
Kennett Square,  PA  19348

Genesis Health Ventures, Inc.
c/o Richard R. Howard
148 West State Street
Kennett Square,  PA  19348

         Re: Purchase and Sale Agreement dated as of June 12, 1998 (the "Agreement")

Gentlemen:

         This letter will confirm our agreement further to amend the Agreement and the Amendment to Agreement also dated as of June 12, 1998 in the following respects:

                  1. The Study Period under the Agreement shall be extended from 5:00 p.m. on July 15, 1998 until 5:00 p.m. on July 24, 1998;

                  2. On or before 5:00 p.m. on July 22, 1998, the Purchaser under the Agreement shall deposit the $1,000,000 Deposit with the Escrow Agent at a Boston depository acceptable to both the Seller and the Purchaser (the parties hereby approving State Street Bank and Trust Company). The entire Deposit shall be refundable if the Purchaser terminates the Agreement for any reason on or before 5:00 p.m. on July 24, 1998.

                  3. Section 8(b)(v) of the Agreement is modified by deleting the text thereof following the words "debts and obligations" and inserting after the words "debts and obligations" the following: "subject to Satisfactory MHFA Financing Arrangements (hereinafter defined)."

                           "Satisfactory MHFA Financing Arrangements" means the assignment and assumption of the MHFA Debt such that the terms and conditions set forth in the loan documents presently evidencing and securing the MHFA Debt (the "MHFA Loan Documents") shall apply to ElderTrust or its designee substantially in the same manner as they currently apply to each Seller, provided, however, that Satisfactory MHFA Financing Arrangements also means the modification of the MHFA Loan Documents to reflect the triple net leasing of each MHFA Property by ElderTrust to a Genesis-related entity having a capitalization of approximately $6,000,000 (of which $2,000,000 will be comprised of security deposits and working capital assets) and the borrowing of some of the acquisition costs pursuant to a Secondary Unsecured Loan (hereinafter defined), in each case in a manner which limits the application of the so-called limited dividend restriction analysis (the "Limited Dividend Rules") to that portion of the stated rent under each triple net lease which is not applied to debt service with respect to the MHFA Debt and debt service with respect to the Secondary Unsecured Loan. "Secondary Unsecured Loan" means an unsecured loan fully subordinate to the MHFA Debt in a principal amount not to exceed 15% of the Purchase Price allocated to the applicable Property with a debt constant not in excess of 14% from ET Capital, a lending entity in which ElderTrust has a 95% beneficial ownership. If required by MHFA, ElderTrust or an affiliate will contribute a 10% equity of the value of each asset in addition to the Secondary Unsecured Loan. Satisfactory MHFA Financing Arrangements also means the approval of the foregoing by the MHFA Board and/or staff, as applicable without a material, adverse change in the terms and conditions of the MHFA Loan Documents from the perspective of the Purchaser. For purposes hereof, a material, adverse change would be one which involves an economic impact of $1,000,000 or more.

                           Satisfactory MHFA Financing Arrangements shall not include any other material changes to the MHFA Loan Documents. Subject to the provision below regarding Additional MHFA Arrangements, the risk of securing MHFA approval of any other material changes to the MHFA Loan Documents shall be borne by the Purchaser and securing approvals for such other changes shall not be a condition precedent to Closing.

                           Purchaser shall use diligent, good faith efforts to achieve approval of the Satisfactory MHFA Financing Arrangements and to obtain MHFA Board Meeting consideration on August 11, 1998.

                           Seller also shall use diligent, good faith efforts to assist Purchaser in obtaining the Satisfactory MHFA Financing Arrangements, as well as the following arrangements:

                           1. The Secondary Unsecured Loan may provide for an acceleration of principal payment by any amount received by ElderTrust as rent in amounts in excess of amounts which can be distributed or accrued for future distribution under the Limited Dividend Rules;

                           2. "Equity" for purposes of the application of the Limited Dividend Rules will be based upon a valuation of equity by MHFA based upon the allocable Purchase Price (with the right to revaluation five years following Closing);

                           3.       The lease of each Property shall be
                                    subordinated to the lien of the MHFA Debt, but shall be subject to non-disturbance provisions reasonably satisfactory to Purchaser; and

                           4. MHFA will allow the lessee to operate and to manage each Property, in all events subject to and in conformance with all existing MHFA Loan Documents, customary regulatory requirements, and compensation, affirmative action and affordable housing guidelines and related requirements; provided, however, there shall be no termination of the lease by MHFA without cause.

                           Seller shall not communicate to MHFA the fact of any distinction under this Agreement between the Satisfactory MHFA Financing Arrangements and the provisions listed as 1 through 4 above (the "Additional MHFA Arrangements").

                           If MHFA staff or the MHFA Board state in writing that MHFA will not approve or recommend approval of the Satisfactory MHFA Financing Arrangements, then Seller or Purchaser may terminate the Agreement upon five
                           (5) days notice to the other party. If either Seller or Purchaser terminates as aforesaid, either party, by notice to the other given within three (3) days of such termination, may suspend such termination for up to thirty (30) days in order to attempt to obtain MHFA approval of the Satisfactory MHFA Financing Arrangements or, in Purchaser's case, to waive such closing condition. Further, Purchaser agrees promptly to notify Seller upon Purchaser's receiving notification from MHFA staff that they will not recommend approval of one or more aspects of Satisfactory MHFA Financing Arrangements or that the MHFA Board has not granted such approval.

                           In the event Seller or Purchaser elects to terminate pursuant to the foregoing paragraph or in the event the Satisfactory MHFA Financing Arrangements are not satisfied at Closing (as the same may be extended pursuant to Section 9 hereof), Purchaser shall be entitled to the return of the entire Deposit.

                           In the event that, prior to August 13, 1998
                           (intending to be the date two (2) days following the August MHFA Board meeting), MHFA staff states in writing that MHFA will not approve or recommend approval of the Additional MHFA Arrangements, then Purchaser may terminate the Agreement upon five (5) days notice to Seller, whereupon Seller shall receive one-half of the Deposit and Purchaser shall be entitled to return of one-half of the Deposit. If Purchaser does not terminate the Agreement prior to August 13, 1998 on account of failure to obtain approval of the Additional MHFA Arrangements, then the entire Deposit shall be paid to Seller if, prior to Closing, Purchaser obtains approval of the Satisfactory MHFA Financing Arrangements but not the Additional MHFA Arrangements and still fails to close. Notwithstanding the foregoing, nothing herein shall be deemed to modify Purchaser's right to receive the return of the entire Deposit pursuant to other provisions of the Agreement unrelated to the Additional MHFA Arrangements.

                  4. Under the Amendment to Agreement dated June 12, 1998, the undersigned (a) immediately waive any and all reasons for the restoration of $200,000 of the $400,000 reduction in the Base Termination Fees in the event the Purchaser fails to purchase the Properties under the Agreement for any reason other than the Seller's default under the Agreement; and
                           (b) after July 24, 1998, waives any and all reasons for the restoration of the remaining $200,000 reduction in the Base Termination Fees and waives the right of first opportunity in the event the Purchaser fails to purchase the Properties under the Agreement for any reason other than (a) the Purchaser's failure to obtain Satisfactory MHFA Financing Arrangements prior to Closing; (b) the Purchaser's failure to obtain MHFA approval of the Additional MHFA Arrangements prior to August 13, 1998; (c) the Seller's failure to satisfy any outstanding environmental and physical inspection contingencies upon which the Seller and the Purchaser shall agree prior to the expiration of the Study Period; or (d) the Seller's default under the Agreement.

                           With respect to the assignment and assumption of the MHFA Debt, if the Purchaser does not terminate the Agreement prior to August 13, 1998, on account of failure to obtain approval of the Additional MHFA Arrangements, then there shall be no restoration of the remaining $200,000 reduction in the Base Termination Fees if, prior to Closing, the Purchaser obtains approval of the Satisfactory MHFA Financing Arrangements but not the Additional MHFA Arrangements and still fails to close.

                  5. Exhibit K to the Agreement is revised in the form attached hereto.

         Please confirm your agreement to the foregoing by signing, or having your counsel sign, a copy of this letter and returning a faxed copy of the same to me prior to 5:00 p.m. on July 22, 1998, together with written evidence that the Escrow Agent has received the Deposit.

                                       Very truly yours,



                                       Robert A. Fishman
                                       Counsel for the Seller and for
                                       the NDNE/ADS Entities
RAF/em



The foregoing amendments are confirmed and agreed.

ElderTrust Operating Limited Partnership
By: ElderTrust

By: /s/ Edward B. Romanov, Jr.
   -------------------------------
     Name: Edward B. Romanov, Jr.
     Title: President


Genesis Health Ventures, Inc.

By: /s/ Ira C. Gubernick
   -------------------------------
     Name: Ira C. Gubernick
     Title: President




ADS Senior Housing, Inc.

By: /s/ Ira C. Gubernick
   -------------------------------
     Name: Ira C. Gubernick
     Title: President


ADS/Multicare, Inc.

By: /s/ Ira C. Gubernick
   -------------------------------
     Name: Ira C. Gubernick
     Title: President




The Multicare Companies, Inc.

By: /s/ Ira C. Gubernick
   -------------------------------
     Name: Ira C. Gubernick
     Title: President



cc: (By Telefax)
         John Haas, Esquire
         Ira Gubernik, Esquire
         Joshua Davis, Esquire
         Michael Pollack, Esquire
         Mr. Thomas M. Alperin
         Mr. Michael Jacobs
         Mr. Alan D. Solomont
         Ms. Susan S. Bailis
         Geoffrey Hargreaves-Heald, Esquire


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